Exhibit 99.a

EXHIBIT A

Cover Letter to the Offer to Purchase and Letter of Transmittal

[Fund Letterhead]

IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

May 15, 2023

Dear Advantage Advisers Xanthus Fund, L.L.C. Member:

We are writing to inform you of important dates relating to a tender offer by Advantage Advisers Xanthus Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) at this time, please disregard this notice and take no action.

As described in the attached Offer to Purchase, the Fund is offering to purchase from Members up to $521.4 million of Interests at a price equal to the net asset value of Interests determined as of the close of business on June 30, 2023. The tender offer period will begin on Monday, May 15, 2023 and end at 12:00 midnight, Eastern Time, Monday, June 12, 2023. The purpose of the tender offer is to provide liquidity to Members that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax or email so that it arrives no later than 12:00 midnight, Eastern Time, on Monday, June 12, 2023. Whether you submit your tender document by mail, fax or email, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to Monday, June 12, 2023 to confirm receipt. The Fund requests that all documents be submitted to BNY by fax or email. Please review Section 3 (Amount of Tender) in the enclosed Offer to Purchase to determine if you are eligible to tender a portion of your investment. If you do not wish to tender your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

All tenders of Interests must be received by the Fund's Administrator, BNY Mellon Alternative Investment Services, either by mail, fax or email in good order by 12:00 midnight, Eastern Time, Monday, June 12, 2023.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or OPCO Investor Services at our Administrator at (888) 697-9661 or (866) 306-0232.

Sincerely,

Advantage Advisers Xanthus Fund, L.L.C.

A-1